Exhibit 99.1

Ballard to Host Virtual "Investor and Analyst Day 2020" on September 29

VANCOUVER, BC, Sept. 16, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today confirmed that it will host a virtual "Investor and Analyst Day 2020" event on Tuesday, September 29th, 2020 beginning at 7:00am Pacific Time (10:00am ET; 4:00pm CET). This event is open to all those interested in up to date information regarding the exciting PEM fuel cell space and Ballard's strategy and activities within it.

Randy MacEwen, Ballard President and CEO said, "In this time of extraordinary interest in the hydrogen economy and the role of fuel cells in decarbonizing vehicles, we are keen to share Ballard's corporate strategy and updates on key business areas with interested investors, analysts and other stakeholders. This event will also provide an opportunity to meet and interact with our senior leadership team, virtually of course. We will also be hosting a discussion with a panel of independent clean energy experts, who will offer important insights regarding the future path of hydrogen and fuel cell deployments."

The Investor and Analyst Day 2020 agenda will include these important topics:

  Corporate strategy
  Total addressable markets
  Status of China joint venture
  Market Updates….China, Europe & North America
  Product roadmap
  Cost-down strategy

Further details, including webcast dial-in information, will be available on the company's website here. This event will be filmed and viewable after the fact at www.ballard.com/investors.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

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SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2020/16/c2230.html

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, investors@ballard.com; media@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:30e 16-SEP-20